EXHIBIT 99.15

CONSENT OF NICHOLAS CAPPS P.GEO

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2025, of Equinox Gold Corp. (the “Company”), (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467) and (iii) the Registration Statement on Form S-8 of the Company (File No. 333-288142), and any amendments thereto.

/s/ Nicholas Capps
__________________________________
By: Nicholas Capps, P. Geo
Dated: March 30, 2026

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